GALAXY ENTERPRISES INC.

1701 Charles Iam Court

Las Vegas, Nevada 89117

Telephone: 702-596-9628

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE: Galaxy Enterprises Inc. (the “Company”) Request for
Withdrawal on Form AW for Registration Statement on Form S-1/A
(File No. 333-258034)

Ladies and Gentleman:

The Company hereby applies for withdrawal of the Registration Statement on Form S-1/A (File No. 333-258034) submitted to the Securities and Exchange Commission (the “Commission”) on February 7, 2023 (the “Registration Statement”).

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Act”), the Company is withdrawing the Registration Statement, which has not been declared effective, because it was filed in error by the Company’s EDGAR filing agent who intended to file it on behalf of another issuer. Accordingly, no securities as described in the Registration Statement were sold.

Yours truly,

/s/ Gregory Navone

Gregory Navone

President and C.E.O.

Galaxy Enterprises Inc.

February 9, 2023